Exhibit 99.1

QUHUO LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: QH)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS

To Be Held on October 8, 2025, Beijing Time

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (“EGM”) of Quhuo Limited, a Cayman Islands exempted company (the “Company”) will be held at 3rd Floor, Block A, Xin'anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China on October 8, 2025 at 10:00 a.m., Beijing time (October 7, 2025, at 10:00 p.m., Eastern Time), and at any adjourned or postponed meeting thereof, to consider and, if thought fit, to pass and approve the following resolutions:

1.	Proposal 1: As an ordinary resolution, to increase the Company’s authorized share capital FROM US$500,000 divided into 5,000,000,000 shares comprising of (i) 4,993,703,370 Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”) and (ii) 6,296,630 Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), TO US$10,000,000 divided into 100,000,000,000 shares comprising of (i) 80,000,000,000 Class A Ordinary Shares, (ii) 6,296,630 Class B Ordinary Shares, and (iii) 19,993,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the articles of association of the Company (“Un-designated Shares”), by the creation of an additional 75,006,296,630 Class A Ordinary Shares and 19,993,703,370 Un-designated Shares (the “Increase of Authorized Share Capital”);

2.	Proposal 2: As a special resolution, subject to the approval of Proposal 1 by the shareholders, to amend the authorised share capital of the Company by the creation of a new class of shares, namely Class C ordinary shares, par value of US$0.0001 each (“Class C Ordinary Shares”), by the redesignation of 500,000,000 authorised but unissued Un-designated Shares as Class C Ordinary Shares on a one-for-one basis, each carrying voting power equivalent to 480 Class A Ordinary Shares (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorised share capital of the Company shall be US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares; (ii) 6,296,630 Class B Ordinary Shares; (iii) 500,000,000 Class C Ordinary Shares, and (iv) 19,493,703,370 Un-designated Shares;

3.	Proposal 3: As a special resolution, subject to the approval of Proposal 1 and Proposal 2 by the shareholders, to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association, as amended (the “Articles”) by the deletion in their entirety and to approve and adopt the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association, which is attached as Annex A to the proxy statement accompanying this notice, with immediate effect in substitution for and to the exclusion of the Articles currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Re-designation of Shares; and

4.	Proposal 4: As a special resolution, subject to the approval of Proposal 1 and Proposal 2 by the shareholders, to issue to LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu, the Chairman and Chief Executive Officer of the Company, 100,000,000 Class C Ordinary Shares at par value each, for an aggregate consideration of US$10,000.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board”) recommends that the shareholders vote “FOR” for all the items.

The Board has fixed the close of business on September 5, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof.

As of the Record Date, the Company’s ordinary shares were divided into Class A Ordinary Shares and Class B Ordinary Shares. In respect of the matters requiring shareholders’ vote at the EGM, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 480 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A Ordinary Shares. Each ADS represents 900 Class A Ordinary Shares.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B Ordinary Shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjourned or postponed meeting thereof and are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the EGM to ensure your representation at the EGM. Please refer to the proxy form, which is attached to and made a part of the proxy.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A Ordinary Shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. We have instructed the Depositary to provide to all ADS holders a Voting Instruction Card and a Notice of Extraordinary General Meeting providing to ADS holders information contained in this notice of EGM and a statement and instructions as to voting by ADS holders. If you wish to have the Depositary, through its nominee or nominees, vote the underlying Class A Ordinary Shares represented by your ADSs, please execute and timely forward the Voting Instruction Card sent to you by the Depositary in accordance with the instructions provided by the Depositary. A postage-paid return envelope may be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the EGM. Please note that if you do not timely provide the Depositary with voting instructions with regard to a matter, you will be deemed to have granted a discretionary proxy to a person designated by the Company with respect to such matter with regard to the underlying Class A Ordinary Shares represented by your ADSs if the Company

(i) timely requests such a proxy,

(ii) reasonably does not know of any material opposition to such matter, and

(iii) confirms that such matter is not materially adverse to the interests of shareholders. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 10:00 a.m. (Eastern Standard Time), October 2, 2025. Only the ADS holders of record at the close of business on September 5, 2025 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.quhuo.cn/. For a hard copy, shareholders may contact the Company via telephone number +86-10 5923-6208, or via email to pr@meishisong.cn.

By Order of the Board of Directors,

/s/ Leslie Yu
Leslie Yu
Chairman

Beijing, September 11, 2025